FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___ X ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact: **Elana Holzman**   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
           Kevin Mannix   Teva North America   (215) 591-8912

For Immediate Release

Teva Completes Enrollment in Second Oral Laquinimod Phase III MS Clinical Trial

Jerusalem, Israel and Lund, Sweden, June 26, 2009 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) today announced completion of patient enrollment for the second pivotal Phase III clinical trial, BRAVO, evaluating the novel, oral once-daily immunomodulating compound, laquinimod, for the treatment of relapsing-remitting multiple sclerosis (RRMS). BRAVO is a global clinical trial designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo, and to provide risk-benefit data for laquinimod versus a currently available injectable treatment, Avonex®.

The BRAVO study completed patient enrollment in June, recruiting more than 1,200 patients at 156 sites in the United States, Europe, Israel and South Africa.

"Teva and Active Biotech are encouraged by the potential of laquinimod to address patients' unmet need for an oral immunomodulating MS therapy that provides efficacy while maintaining safety" said Moshe Manor, Teva's Group Vice President, Global Branded Products. "We look forward to continuing our clinical Phase III program of laquinimod, and hope it will offer enhanced quality of health for RRMS patients".

ALLEGRO, the first global Phase III trial of laquinimod, completed enrollment in November 2008, after recruiting more than 1,000 patients at 152 sites in North America, Europe and Asia. The trial is currently ongoing.

In February 2009, laquinimod received Fast Track designation from the U.S. Food and Drug Administration (FDA).

About Multiple Sclerosis
Multiple sclerosis (MS) is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that over two million people may be affected worldwide. MS is a progressive, demyelinating disease of the central nervous system affecting the brain, spinal cord and optic nerves. Demyelination is the destructive breakdown of the fatty tissue that protects nerve endings.

About Laquinimod
Laquinimod is a novel once-daily, orally administered immunomodulatory compound that is being developed as a disease-modifying treatment for RRMS. Active Biotech developed laquinimod and licensed it to Teva Pharmaceutical Industries, Ltd. in June 2004. A Phase IIb study in 306 patients was published in *The Lancet* (June 2008) and demonstrated that an oral 0.6 mg dose of laquinimod, administered daily, significantly reduced MRI disease activity by a median of 60 percent (51 percent mean reduction) versus placebo in RRMS patients. In addition, the study showed a favorable trend toward reducing annual relapse rates and the number of relapse-free patients compared with placebo. Treatment was well tolerated, with only some transient and dose-dependent increases in liver enzymes reported.

In addition to the efficacy that laquinimod has shown in Phase II RRMS clinical trials, laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain Barré Syndrome, lupus and Inflammatory Bowel Disease. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a pivotal pathway of inflammation and autoimmunity. Laquinimod is currently in Phase II development for Crohn's disease and Teva expects to initiate the clinical development of the compound for Lupus Nephritis in the near future.

About the Phase III Program
ALLEGRO (assessment of oral laquinimod in preventing progression of MS) is a pivotal, global, 24/30-month, double-blind, Phase III study designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo in the treatment of RRMS.

BRAVO (benefit-risk assessment of Avonex® and laquinimod) is a pivotal, multinational, multi-center, randomized, double-blind, parallel-group, placebo-controlled study designed to compare the safety and efficacy of laquinimod with placebo and to provide risk-benefit data for laquinimod versus a currently available injectable treatment.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA), headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

About Active Biotech
Active Biotech AB (NASDAQ OMX NORDIC: ACTI), headquartered in Sweden, is a biotechnology company with R&D focus on autoimmune/inflammatory diseases and cancer. Projects in pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, as well as ANYARA for use in cancer targeted therapy, primarily renal cancer. Further key projects in clinical development comprise the three orally administered compounds TASQ for prostate cancer, 57-57 for SLE and RhuDex™ for RA. Please visit www.activebiotech.com for more information.

Active Biotech's Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

# # #



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                  Name: Eyal Desheh
                                  Title: Chief Financial Officer

Date :June 26, 2009